SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         TELESIS TECHNOLOGY CORPORATION
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    87953H106
                                 (CUSIP NUMBER)

                                 HASIT VIBHAKAR
                             1611 12TH STREET EAST,
                             PALMETTO, FLORIDA 34221
                                 (941) 795-7441
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  June 23, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|  NAMES OF REPORTING PERSONS  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

Hasit Vibhakar

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 |2|  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)[ ]

(b)[ ]
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|3|  SEC USE ONLY

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|4|  SOURCE OF FUNDS*  OO

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|5|  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS  REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)    [ ]

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|6|  CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

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Number of           |7| SOLE VOTING POWER   - 18,000,000 SHARES
Shares Bene-        -------------------------------------------------
ficially by         |8| SHARED VOTING POWER - 0
Owned by Each       -------------------------------------------------
Reporting           |9| SOLE DISPOSITIVE POWER - 18,000,000 SHARES
Person With         -------------------------------------------------
                   |10|  SHARED DISPOSITIVE POWER - 0

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|11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      - 18,000,000 Shares -

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|12|  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES *

       N/A

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|13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      - 92.9% -

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|14|  TYPE OF REPORTING PERSON *

      IN

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ITEM 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of Telesis Technology Corporation ("Telesis"). The principal executive offices of Telesis are located at 1611 12th Street East, Palmetto, Florida, 34221.

 ITEM 2. Identity and Background

(a)-(c) This Schedule 13D is being filed by Hasit Vibhakar. Mr. Vibhakar is an individual and the Chief Executive Officer, President, Secretary, Treasurer and Chairman of the Board of Directors of Telesis Technology Corporation. His business address is 1611 12th Street East, Palmetto, Florida 34221.

(d)-(e) During the last five years, Mr. Vibhakar:

     (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

     (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Vibhakar is a citizen of the United States.

ITEM 3. Source of Amount of Funds or Other Compensation

Mr. Vibhakar was issued 12,000,000 shares of Telesis' common stock on June 23, 2003 in consideration for $113,520.09, which amount Mr. Vibhakar invested in Telesis.

     Mr. Vibhakar was issued 6,000,000 shares of Telesis' common stock on January 4, 2005, in consideration for the transfer of $463,561 of inventory owned by him to Telesis.

ITEM 4. Purpose of Transaction

Mr. Vibhakar acquired the securities of Telesis Technology Corp. for investment purposes. Depending on general market and economic conditions affecting Telesis Technology Corporation and other relevant factors, Mr. Vibhakar may purchase additional securities of Telesis Technology Corporation or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr.  Vibhakar does not have any plans or proposals which relate to or result in:

     (a) the acquisition by any person of additional securities of Telesis Technology Corporation, or the disposition of securities of Telesis Technology Corporation;

     (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Telesis Technology Corporation or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of Telesis Technology Corporation or any of its subsidiaries;

     (d) any change in the present board of directors or management of Telesis Technology Corporation, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of Telesis Technology Corporation;

     (f) any other material change in Telesis Technology Corporation's business or corporate structure;

     (g) changes in Telesis Technology Corporation's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Telesis Technology Corporation by any person;

     (h) causing a class of securities of Telesis Technology Corporation to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of Telesis Technology Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

(a) Mr. Vibhakar directly owns 18,000,000 shares of Common Stock, $0.001 par value, of Telesis ("Common Stock"). The shares of Common Stock beneficially owned by Mr. Vibhakar constitute approximately 92.9% of the total number of issued and outstanding shares of Common Stock of Telesis, based upon 19,397,500 shares of Common Stock outstanding as of October 10, 2005.

(b) Mr. Vibhakar has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the shares which he beneficially owns.

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(c)  N/A.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Mr. Vibhakar.

(e)  N/A.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

     None.

ITEM 7. Material to be Filed as Exhibits.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2006

 /s/ Hasit Vibhakar
--------------------------
     Hasit Vibhakar

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